Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters Reports First-Quarter 2013 Results

First-quarter performance consistent with full-year expectations

•	Revenues grew 2% before currency

•	Adjusted EBITDA declined 2% to $757 million with a margin of 24.4%

•	Underlying operating profit declined 7% to $462 million with a margin of 14.9%

•	Severance expense of $78 million incurred (an $0.08 impact to adjusted EPS)

•	Adjusted earnings per share were $0.38

•	2013 Outlook affirmed

NEW YORK, April 30, 2013 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the first quarter ended March 31, 2013. The company reported revenues from ongoing businesses of $3.1 billion, a 2% increase before currency. Adjusted EBITDA declined 2% and the corresponding margin was 24.4% versus 25.1% in the prior-year period. Underlying operating profit decreased 7% and the corresponding margin was 14.9% versus 16.2% in the prior-year period.

First-quarter adjusted earnings per share (EPS) were $0.38, down $0.01 from the prior-year period.

“The first-quarter performance was consistent with our full-year expectations and I am pleased with the positive trajectory of the business as we begin the year,” said James C. Smith, chief executive officer of Thomson Reuters.

“We are executing more effectively, launching better products, simplifying our systems and processes and managing with more rigor and discipline, which is why our confidence continues to build and we can affirm our full-year 2013 Outlook.”

Thomson Reuters Reports First-Quarter 2013 Results

Consolidated Financial Highlights

	Three Months Ended March 31, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2013	2012	Change
Revenues	$3,175	$3,315	-4%
Operating profit	$390	$364	7%
Diluted (loss) earnings per share (EPS)	$(0.04)	$0.35	nm1
Cash flow from operations	$116	$267	-57%

As Thomson Reuters simplifies and consolidates technology and content assets in order to achieve greater efficiencies, the company took a $235 million tax charge in the first quarter of 2013 which was the primary driver resulting in an IFRS loss of $0.04 per share in the quarter compared to $0.35 of EPS in the prior-year period.

For IFRS purposes, the entire charge was recorded in the first quarter. The charge will be amortized within the non-IFRS measure ‘adjusted earnings’ on a straight-line basis over the seven-year period that the company expects to pay the tax.

	Three Months Ended March 31,
	(Millions of U.S. dollars, except EPS and margins)
Non-IFRS Financial Measures2	2013	2012	Change		Change Before Currency
Revenues from ongoing businesses	$3,097	$3,072	1%		2%
Adjusted EBITDA	$757	$772	-2%		1%
Adjusted EBITDA margin	24.4%	25.1%	-70	bp	-20	bp
Underlying operating profit	$462	$497	-7%		-3%
Underlying operating profit margin	14.9%	16.2%	-130	bp	-70	bp
Adjusted earnings per share (EPS)	$0.38	$0.39	-3%
Free cash flow	$(231)	$(4)	nm1
Free cash flow from ongoing businesses	$(224)	$(58)	nm1

•	Revenues from ongoing businesses were $3.1 billion, a 2% increase before currency.
•	Adjusted EBITDA declined 2%, and the corresponding margin was 24.4% versus 25.1% in the prior-year period. The decline was entirely due to severance expense.
•
Underlying operating profit decreased 7% and the corresponding margin was 14.9% versus 16.2% in the prior-year period primarily due to severance expense and an increase of $20 million in depreciation and amortization expense, which had a 60 basis point impact on the margin.

•	Adjusted EPS was $0.38 compared to $0.39 in the prior-year period. The impact of higher severance expense was partially offset by lower interest expense and a lower tax rate.
•
Severance expense of $78 million was incurred in the quarter ($65 million of which was in Financial & Risk) compared to $28 million ($22 million in Corporate and $6 million in Financial & Risk) incurred in the first quarter of 2012.

•	Excluding severance expense from both periods:
o	Adjusted EBITDA was up 4% and the related margin was up 100 basis points to 27.0% (140 basis points before currency).

1 nm – not meaningful
2 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports First-Quarter 2013 Results

o	Underlying operating profit was up 3% and the related margin was up 30 basis points (90 basis points before currency).
o	Adjusted EPS was $0.46.
•
Free cash flow was negative $231 million versus negative $4 million in the prior-year period. The decline was primarily due to timing of higher capital expenditures, loss of free cash flow from disposals and working capital requirements. For the full year, the company continues to expect to achieve free cash flow of between $1.7 billion and $1.8 billion.

First-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•
Revenues were down 1% as the benefit from acquisitions was more than offset by a 3% decline in organic growth due to the impact of negative net sales in 2012. Growth in Governance, Risk & Compliance and the transactions platforms of Marketplaces was offset by a decline in Trading desktop revenues. Investors revenues were essentially unchanged from the prior-year period.

•
Recurring subscription-related revenues decreased 3% as a result of negative net sales in 2012. Transactions-related revenues increased 17% (2% organic) primarily due to the acquisition of FXall. Recoveries revenues were down 4% and Outright revenues increased 4%.

•	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 3%, revenues in the Americas were up 2% (down 3% organic), while revenues in Asia declined 2%.
•
EBITDA was $360 million, down 15%, with a related margin of 21.5%. The EBITDA margin decreased 320 basis points from the prior-year period primarily due to the impact of severance expense of $65 million (compared to $6 million in first quarter of 2012). Excluding severance expense from both periods, the margin rose 40 basis points from the prior-year period.

•
Operating profit was $200 million, down 26%, with a related margin of 11.9%. Operating profit margin decreased 390 basis points due to severance expense and higher depreciation and amortization expense ($7 million).  Excluding severance expenses from both periods, the margin declined 30 basis points from the prior-year period. Currency had a negative impact of approximately 100 basis points on operating profit margin for the quarter (-110 basis points excluding severance expense).

•	Eikon desktops totaled nearly 47,000 at the end of the first quarter, up 38% from December 31, 2012.

Trading

•	Revenues decreased 6% with growth in Feeds & Analytics and Elektron Managed Services offset by legacy desktop cancellations primarily in Equities and Fixed Income.
•	Recoveries revenues were down 6%.

Investors

•
Revenues were essentially unchanged versus the prior-year period. Enterprise Content increased 6%, while Asset Management (Investment Management, Lipper and Datafeeds) declined 1%, including a 3% decline in Investment Management (versus a 10% decline in the first quarter of 2012). Banking & Research declined 3% and Wealth Management was flat.

Thomson Reuters Reports First-Quarter 2013 Results

Marketplaces

•	Revenues increased 4% driven by the acquisition of FXall. Tradeweb was up 1%, impacted by a difficult prior-year period comparable when revenues grew 32% (11% organic).

Governance, Risk & Compliance

•	Revenues grew 8% to $55 million driven by new sales and continued strong demand across all risk and compliance segments.

Legal

•
Revenues increased 4% (flat organic). US Law Firm Solutions declined 1% as a 6% increase in Business of Law (FindLaw and Elite) was offset by a 3% decline in research-related revenues. Corporate, Government & Academic revenues increased 4%. Global businesses grew 17% (1% organic).

•	US print revenues declined 2% as firms continued to control discretionary spending. Excluding US print, revenues grew 5% (1% organic).
•	EBITDA increased 2% and the corresponding margin was 34.8% compared to 35.0% in the prior-year period.
•	Operating profit was flat and the corresponding margin was 25.3% compared to 26.1% in the prior-year period. Depreciation and amortization expense increased $6 million related to recent acquisitions.
•	78% of Westlaw revenue has been converted to WestlawNext as of the end of the first quarter.

Tax & Accounting

•	Revenues increased 7% (5% organic) driven by 11% growth in subscription revenues and greater than 4% organic growth across all business segments except Government.
•	EBITDA increased 8% and the related margin increased 50 basis points to 30.9%, driven by flow-through of higher revenues.
•	Operating profit increased 10% and the related margin increased 70 basis points to 21.8%.
•
Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•
Revenues were up 13% (4% organic), driven by 18% subscription growth (5% organic).  IP Solutions grew 22% (3% organic) driven by MarkMonitor, Life Sciences increased 2% and Scientific & Scholarly Research increased 5%. Transaction revenues (25% of total) were flat for the quarter.

•
EBITDA decreased 3% with the corresponding margin declining 440 basis points to 30.0% with half of the decline related to the dilutive impact of the MarkMonitor acquisition and approximately 100 basis points of the decline due to $3 million of severance expense.

•	Operating profit decreased 7% with the corresponding margin declining 440 basis points to 21.9%. The decline in the margin reflected the same items that impacted the EBITDA margin.
•	The MarkMonitor acquisition is expected to be about 100 basis points dilutive to Intellectual Property & Science’s operating margin in 2013.

Thomson Reuters Reports First-Quarter 2013 Results

•
Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Corporate & Other (Including Reuters News)

Reuters News revenues for the first quarter were $81 million, up 1% from the prior-year period. Corporate & Other costs for the quarter were $59 million, down $33 million compared to the prior-year period, driven mainly by lower severance expense ($22 million in the first quarter of 2012). For the full year 2013, the company expects Corporate & Other costs to be roughly in line with the previous year.

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its business outlook for 2013. The company expects:

•	revenues to grow low single digits;
•	adjusted EBITDA margin to range between 26% and 27%;
•	underlying operating profit margin to range between 16.5% and 17.5%; and
•	free cash flow to range between $1.7 billion and $1.8 billion in 2013.

The company’s 2013 Outlook includes the impact of an expected $100 million of severance expense in 2013, $78 million of which was incurred in the first quarter. The Outlook is based on expectations including adjustments for two new accounting pronouncements as well as the reclassification of certain businesses into disposals. To facilitate comparison with the company’s 2013 Outlook, revised 2012 actual results prepared on a comparable basis to that used in 2013 are available in the “Investor Relations” section of www.thomsonreuters.com.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

As previously announced, Thomson Reuters increased its 2013 annual dividend by $0.02 per share to $1.30 per share. A quarterly dividend of $0.325 per share is payable on June 17, 2013 to common shareholders of record as of May 23, 2013.

The company did not repurchase any shares in the first quarter of 2013. As of April 29, 2013, the company has repurchased 4.3 million shares pursuant to its Normal Course Issuer Bid (NCIB). The current NCIB program authorizes the company to purchase up to 15 million shares.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

Thomson Reuters Reports First-Quarter 2013 Results

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2013. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2013 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive GDP growth in the countries where Thomson Reuters operates led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; additional impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

Thomson Reuters Reports First-Quarter 2013 Results

CONTACT
MEDIA David Crundwell Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its first-quarter 2013 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT).  You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com.  An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2013 Results

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,		Change
	2013	2012 (1)	Total	Before Currency	Organic
Revenues
Trading	$630	$678	-7%	-6%	-6%
Investors	534	542	-1%	0%	-1%
Marketplaces	456	442	3%	4%	-2%
Governance, Risk & Compliance	55	51	8%	8%	6%
Financial & Risk	1,675	1,713	-2%	-1%	-3%
Legal	794	771	3%	4%	0%
Tax & Accounting	317	299	6%	7%	5%
Intellectual Property & Science	233	209	11%	13%	4%
Corporate & Other (includes Reuters News)	81	82	-1%	1%	1%
Eliminations	(3)	(2)
Revenues from ongoing businesses (2)	3,097	3,072	1%	2%	-1%
Other Businesses (3)	78	243
Revenues	$3,175	$3,315	-4%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2013	2012	Change
Financial & Risk	$360	$423	-15%	-9%	21.5%	24.7%	-320	bp
Legal	276	270	2%	2%	34.8%	35.0%	-20	bp
Tax & Accounting	98	91	8%	8%	30.9%	30.4%	50	bp
Intellectual Property & Science	70	72	-3%	-1%	30.0%	34.4%	-440	bp
Corporate & Other (includes Reuters News)	(47)	(84)
Adjusted EBITDA	$757	$772	-2%	1%	24.4%	25.1%	-70	bp

Underlying Operating Profit (5)
Financial & Risk	$200	$270	-26%	-18%	11.9%	15.8%	-390	bp
Legal	201	201	0%	0%	25.3%	26.1%	-80	bp
Tax & Accounting	69	63	10%	10%	21.8%	21.1%	70	bp
Intellectual Property & Science	51	55	-7%	-7%	21.9%	26.3%	-440	bp
Corporate & Other (includes Reuters News)	(59)	(92)
Underlying operating profit	$462	$497	-7%	-3%	14.9%	16.2%	-130	bp

Thomson Reuters Reports First-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2013	2012 (1)	Change

Operating profit	$390	$364	7%
Adjustments to remove:
Amortization of other identifiable intangible assets	160	152
Fair value adjustments	(62)	30
Other operating losses (gains), net	6	(22)
Operating profit from Other Businesses (3)	(32)	(27)
Underlying operating profit	$462	$497	-7%
Adjustment to remove:
Depreciation and amortization of computer software (excluding Other Businesses (3))	295	275
Adjusted EBITDA	$757	$772	-2%

Underlying operating profit margin(5)	14.9%	16.2%	-130	bp
Adjusted EBITDA margin(4)	24.4%	25.1%	-70	bp

Thomson Reuters Corporation
Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2013	2012 (1)	Change

(Loss) earnings from continuing operations	$(17)	$308	nm
Adjustments to remove:
Tax expense (benefit)	247	(40)
Other finance costs (income)	55	(30)
Net interest expense	115	129
Amortization of other identifiable intangible assets	160	152
Amortization of computer software	188	172
Depreciation	107	109
EBITDA	$855	$800	7%
Adjustments to remove:
Share of post-tax earnings in equity method investments	(10)	(3)
Other operating losses (gains), net	6	(22)
Fair value adjustments	(62)	30
EBITDA from Other Businesses (3)	(32)	(33)
Adjusted EBITDA	$757	$772	-2%

nm = not meaningful

Thomson Reuters Reports First-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (5) to Adjusted EBITDA (4) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31, 2013			Three Months Ended March 31, 2012 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$200	$160	$360	$270	$153	$423
Legal	201	75	276	201	69	270
Tax & Accounting	69	29	98	63	28	91
Intellectual Property & Science	51	19	70	55	17	72
Corporate & Other (includes Reuters News)	(59)	12	(47)	(92)	8	(84)
	$462	$295	$757	$497	$275	$772

** excludes Other Businesses(3)

Thomson Reuters Corporation
Reconciliation of (Loss) Earnings Attributable to Common Shareholders
 to Adjusted Earnings(6)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended
	March 31,
	2013	2012 (1)
(Loss) earnings attributable to common shareholders	$(31)	$294
Adjustments to remove:
Operating profit from Other Businesses (3)	(32)	(27)
Fair value adjustments	(62)	30
Other operating losses (gains), net	6	(22)
Other finance costs (income)	55	(30)
Share of post-tax earnings in equity method investments	(10)	(3)
Tax on above items	22	(55)
Discrete tax items	221	(26)
Amortization of other identifiable intangible assets	160	152
Discontinued operations	-	2
Interim period effective tax rate normalization (7)	(7)	6
Tax charge amortization (8)	(8)	-
Dividends declared on preference shares	(1)	(1)
Adjusted earnings	$313	$320
Adjusted earnings per share	$0.38	$0.39

Diluted weighted average common shares (millions)	830.4	830.3

Thomson Reuters Reports First-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Businesses (9)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2013	2012 (1)
Net cash provided by operating activities	$116	$267
Capital expenditures, less proceeds from disposals	(350)	(280)
Other investing activities	4	10
Dividends paid on preference shares	(1)	(1)
Free cash flow	(231)	(4)
Remove: Other Businesses (3)	7	(54)
Free cash flow from ongoing businesses	$(224)	$(58)

Footnotes

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.
(2)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (includes Reuters News) less eliminations. Other Businesses (see note (3) below) are excluded.
(3)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended
	March 31,
Other Businesses	2013	2012

Revenues	$78	$243

Operating profit	$32	$27
Depreciation and amortization of computer software	-	6
EBITDA	$32	$33

(4)
Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(5)
Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(6)
Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of a tax charge associated with the further consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted average shares and does not represent actual earnings or loss per share attributable to shareholders.

Because Thomson Reuters reported a “net loss from continuing operations” under IFRS for the first quarter ended March 31, 2013, the weighted average common shares used to compute diluted EPS are the same as basic EPS, with no adjustment for potential common shares that would reduce the loss per share and therefore be anti-dilutive. Since adjusted earnings is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted average common shares)

Three Months Ended March 31, 2013
IFRS: Basic and Diluted	828,342,978
Effect of stock options and other equity incentive awards	2,104,177
Non-IFRS Diluted	830,447,155

Thomson Reuters Reports First-Quarter 2013 Results

(7)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

(8)
Reflects amortization of a tax charge associated with the further consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the charge is amortized over seven years, the period over which the tax is expected to be paid.

(9)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other Businesses (see note (3) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports First-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended
	March 31,
	2013	2012 (1)

Revenues	$3,175	$3,315
Operating expenses	(2,324)	(2,540)
Depreciation	(107)	(109)
Amortization of computer software	(188)	(172)
Amortization of other identifiable intangible assets	(160)	(152)
Other operating (losses) gains, net	(6)	22
Operating profit	390	364
Finance costs, net:
Net interest expense	(115)	(129)
Other finance (costs) income	(55)	30
Income before tax and equity method investments	220	265
Share of post-tax earnings in equity method investments	10	3
Tax (expense) benefit	(247)	40
(Loss) earnings from continuing operations	(17)	308
Loss from discontinued operations, net of tax	-	(2)
Net (loss) earnings	$(17)	$306

(Loss) earnings attributable to:
Common shareholders	(31)	294
Non-controlling interests	14	12

Basic and diluted (loss) earnings per share	$(0.04)	$0.35

Basic weighted average common shares	828,342,978	828,840,858
Diluted weighted average common shares	828,342,978	830,289,860

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.

Thomson Reuters Reports First-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	March 31,	December 31,
	2013	2012 (1)
Assets
Cash and cash equivalents	$423	$1,283
Trade and other receivables	1,920	1,818
Other financial assets	104	72
Prepaid expenses and other current assets	617	638
Current assets excluding assets held for sale	3,064	3,811
Assets held for sale	349	302
Current assets	3,413	4,113

Computer hardware and other property, net	1,325	1,416
Computer software, net	1,701	1,659
Other identifiable intangible assets, net	8,076	8,134
Goodwill	16,525	16,251
Other financial assets	352	355
Other non-current assets	604	559
Deferred tax	49	50
Total assets	$32,045	$32,537
Liabilities and equity
Liabilities
Current indebtedness	$1,340	$1,008
Payables, accruals and provisions	2,069	2,612
Deferred revenue	1,324	1,222
Other financial liabilities	83	95
Current liabilities excluding liabilities associated with assets held for sale	4,816	4,937
Liabilities associated with assets held for sale	26	35
Current liabilities	4,842	4,972

Long-term indebtedness	6,170	6,223
Provisions and other non-current liabilities	2,401	2,502
Other financial liabilities	31	37
Deferred tax	1,523	1,305
Total liabilities	14,967	15,039
Equity
Capital	10,402	10,371
Retained earnings	8,089	8,311
Accumulated other comprehensive loss	(1,776)	(1,537)
Total shareholders’ equity	16,715	17,145
Non-controlling interests	363	353
Total equity	17,078	17,498
Total liabilities and equity	$32,045	$32,537

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.

Thomson Reuters Reports First-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2013	2012 (1)
Cash provided by (used in):
Operating activities
Net (loss) earnings	$(17)	$306
Adjustments for:
Depreciation	107	109
Amortization of computer software	188	172
Amortization of other identifiable intangible assets	160	152
Net gains on disposals of businesses	(14)	(37)
Deferred tax	172	(179)
Other	65	109
Changes in working capital and other items	(545)	(365)
Net cash provided by operating activities	116	267

Investing activities
Acquisitions, net of cash acquired	(730)	(159)
Proceeds from other disposals, net of taxes paid	30	614
Capital expenditures, less proceeds from disposals	(350)	(280)
Other investing activities	4	10
Net cash (used in) provided by investing activities	(1,046)	185

Financing activities
Proceeds from debt	440	-
Repayments of debt	(440)	-
Net borrowings (repayments) under short-term loan facilities	332	(136)
Repurchases of common shares	-	(24)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(259)	(256)
Other financing activities	9	8
Net cash provided by (used in) financing activities	81	(409)

Translation adjustments on cash and cash equivalents	(11)	4
(Decrease) increase in cash and cash equivalents	(860)	47
Cash and cash equivalents at beginning of period	1,283	404
Cash and cash equivalents at end of period	$423	$451

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.